UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

            Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6 )*

Nvest, L.P.
_________________________________________________________________
(Name of Issuer)

Units of Limited Partnership Interest

_________________________________________________________________
(Title of Class of Securities)

67065F 10 7
(formerly 644095 10 1)
______________________________
(CUSIP Number)

Joseph P. Cresta
Metropolitan Life Insurance Company
4100 Boy Scout Blvd., Tampa FL 33607

(813) 801-2062

_________________________________________________________________

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 30, 2000
_________________________________________________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e),(f) or (g), check the following box / /


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1. NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Metropolitan Life Insurance Company
(I.R.S. No. 13-5581829)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a)  / /   N/A
(b)  / /   N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (See Instructions)
  WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                        /  /

6. CITIZENSHIP OR PLACE OF ORGANIZATION

New York

-----------------------------------------------------------
|NUMBER OF       | (7) SOLE VOTING POWER                  |
|SHARES          |       None                             |
|BENEFICIALLY    | (8) SHARED VOTING POWER                |
|OWNED BY        |       None                             |
|EACH            | (9) SOLE DISPOSITIVE POWER             |
|REPORTING       |       None                             |
|PERSON          | (10) SOLE DISPOSITIVE POWER            |
|WITH            |       None                             |
|(7 - 10)        |                                        |
-----------------------------------------------------------


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)  /  /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14. TYPE OF REPORTING PERSON (See Instructions)

IC



	This Statement relates to the units of limited partnership interest ("Units") of Nvest, L.P. (the "Issuer"), a Delaware limited partnership that has its principal executive offices at 399 Boylston Street, Boston Massachusetts 02116, telephone (617) 578-3500. This Statement amends the Schedule 13D Statement of Metropolitan Life Insurance Company in respect of the issuer dated January 4, 1999 by amending and restating Items 4, 5 and 7 in their entirety, as follows:





Item 4.	Purpose of Transaction


On October 30, 2000, MetLife sold its entire interest in Nvest,
L.P. and Nvest Companies, L.P. to wholly-owned susidiaries of CDC Asset Management. The purchase price paid was $40 per Unit.


Item 5.	Interest in Securities of the Issuer


 (a)	The aggregate number and percentage of the outstanding Units of the Partnership beneficially owned by each Filing Party, is as follows:

	Number of Units Directly Held:	              0

	Number of Units Indirectly Held:	      0

	Number of Units Directly and Indirectly held: 0


	Percentage:	                              0%


(b)	The disclosure concerning the sole or shared power to vote
the Units held by each Filing Party contained in Items 7 through 10 of the cover page hereof is hereby incorporated by reference herein.

(c)	In the 60 days prior to the date of filing of this
Statement, neither Filing Party nor, to the best knowledge of either Filing Party, any of their directors and executive officers has effected any transactions in the Units other than those described in Item 4.

(d)  Not applicable.

(e)  October 30, 2000.


Item 7.	Material to be Filed as Exhibits


Exhibit A -- Information relating to the Executive Officers and
Directors of the Filing Party





                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			      Date:	November 3, 2000

                              METROPOLITAN LIFE INSURANCE COMPANY

                              By:  /s/Joseph P. Cresta
		            	   Vice President


EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF METROPOLITAN LIFE INSURANCE COMPANY

Set forth below is the name and present principal occupation or employment of each director and executive officer of MetLife.
Except as set forth below, each present principal business address of MetLife is One Madison Avenue, New York, NY 10010-3690.
Each person listed below is a citizen of the United States, except for Mr. Tweedie who is a citizen of the United States and Canada.


DIRECTORS

Name And Business Address	Principal Occupation or Employment
-------------------------	----------------------------------

Curtis H. Barnette		Of Counsel, Skadden, Arps, Slate,
Skadden, Arps, Slate,		Meagher and Flom, LLP (Law Firm)
Meagher & Flom, LLP
1440 New York Avenue, N.W.
Washington, DC  20005-2111

Robert H. Benmosche		Chairman of the Board, President
				and Chief Executive Officer

Gerald Clark			Vice-Chairman of the Board and
				Chief Investment Officer

Joan Ganz Cooney		Chairman, Executive Committee
Children's Television Workshop 	Children's Television Workshop
One Lincoln Plaza		(Broadcasting)
New York, New York 10023

John C. Danforth		Attorney and Minister
Bryan Cave LLP
211 N. Broadway, Suite 3600
St. Louis, MO  63102-2750


Burton A. Dole, Jr.		Retired Chairman, President and
P. O. Box 208			Chief Executive Officer, Puritan
Pauma Valley,			Bennett (medical device
California  92061			manufacturing)


James R. Houghton		Chairman of the Board Emeritus,
Corning Incorporated		Corning Incorporated
80 East Market Street
2nd Floor, Corning,
New York, New York  14830

Harry P. Kamen			Retired Chairman of the Board and
Metropolitan Life Insurance Co	Chief Executive Officer
200 Park Avenue, Suite 5700
New York, New York  10166

Helene L. Kaplan		Of Counsel, Skadden, Arps, Slate,
Skadden, Arps, Slate,		Meagher and Flom, LLP (Law Firm)
Meagher & Flom, LLP
919 Third Avenue
New York, New York  10022

Charles M. Leighton		Retired Chairman and Chief Executive
P. O. Box 247			Officer,CML Group, Inc. (exercise
Bolton, MA  01740			and leisure products)


Allen E. Murray			Retired Chairman of the Board and
Mobil Corporation		Chief Executive Officer, Mobil
375 Park Avenue, Suite 2901	Corporation (Petroleum refining)
New York, New York  10152

Stewart G. Nagler		Vice-Chairman of the Board and Chief
				Financial Officer

John J. Phelan, Jr.		Retired Chairman and Chief Executive
P. O. Box 312			Officer, New York Stock Exchange,Inc.
Mill Neck, New York  11765

Hugh B. Price			President and Chief Executive
National Urban League, Inc.	Officer, National Urban League, Inc.
500 East 62nd Street
New York, New York  10005

Ruth J. Simmons, Ph.D.		President, Smith College
Smith College
College Hall 20
Northampton, MA  01063

William G. Steere, Jr.		Chairman of the Board and Chief
Pfizer Inc.			Executive Officer, Pfizer Inc.
235 East 42nd Street
New York, New York  10017


Executive Officers
(Who are not Directors)

Name				Principal Occupation or Employment
----                            ----------------------------------

Gary A. Beller			Senior Executive Vice-President and
				General Counsel

James M. Benson			President, Individual Business;
				Chairman, Chief Executive Officer
				And President, New England Life
				Insurance Company

C. Robert Henrikson		President, Institutional Business

Richard A. Liddy		Senior Executive Vice-President

Catherine A. Rein		Senior Executive Vice-President;
				President and Chief Executive
				Officer, Metropolitan Property and
				Casualty Insurance Company

William J. Toppeta		President, Client Services; Chief
				Administrative Officer

John H. Tweedie			Senior Executive Vice-President

Lisa M. Weber			Executive Vice-President - Human
				Resources

Judy E. Weiss			President, MetLife Bank